DONALD R. REYNOLDS

dreynolds@wyrick.com

August 14, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel Ms. Christine Davis, Assistant Chief Accountant Ms. Joyce Sweeney, Staff Accountant Mr. Edwin Kim, Staff Attorney
RE:	Benefitfocus, Inc. Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 Submitted July 23, 2013 CIK No. 0001576169

Ladies and Gentlemen:

On behalf of our client Benefitfocus, Inc. (the “Company”), we have filed publicly a Registration Statement on Form S-1 (the “Registration Statement”), which we previously submitted confidentially to the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013 and amended on June 21 and July 23, 2013 pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act. For your convenience, we are also providing you via overnight delivery five copies of the Registration Statement, marked to show changes from the Company’s last submission of the document to the Commission on July 23, 2013.

The Registration Statement reflects the Company’s responses to the comments received on August 7, 2013 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below in italics each of the numbered comments of the Staff’s letter and the Company’s responses thereto. Page references in our response are to the Registration Statement.

U.S. Securities and Exchange Commission

August 14, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Sources of Liquidity, page 74

1.	We note your disclosure on page 75 that as of June 30, 2013, the company was not in compliance with its Net Operating Income covenant under the master credit facility. Please revise your disclosure to describe and quantify this covenant as well as the extent to which the company was out of compliance. See Item 303 of Regulation S-K, Section III.C of SEC Release 33-6835, and Section IV.C of SEC Release 33-8350 for further guidance.

The Company has revised its disclosure to describe the relevant covenant in more detail, including its potential implications on page 81, as well as adding a risk factor regarding this matter on page 14 in response to comment 2. The Company respectfully submits that this disclosure is appropriate and addresses the requirements of Section 303 of Regulation S-K.

Section IV.C of SEC Release 33-8350 calls for companies in breach of covenants to “disclose material information about that breach and analyze the impact on the company if material. That analysis should include, as applicable and to the extent material:

•	the steps that the company is taking to avoid the breach;

•	the steps that the company intends to take to cure, obtain a waiver of or otherwise address the breach;

•	the impact or reasonably likely impact of the breach (including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	alternate sources of funding to pay off resulting obligations or replace funding.”

Along these lines, in the Registration Statement, the Company has disclosed:

•	the steps it is taking to avoid future breaches, on page 81;

•	that it has obtained a waiver, including the material terms of the waiver, on page 81;

•	the impact or reasonably likely impact of the breach, on pages 14 and 81 ; and

•	alternative sources of funding, namely the new credit facility it is pursuing, and the offering itself, on page 81.

Further, SEC Release 33-6835, in Section I, states that “MD&A requires a discussion of liquidity . . . necessary to an understanding of a registrant’s financial condition,” and goes on to note that “MD&A requirements . . . are intentionally general, reflecting the Commission’s view that a flexible approach elicits more meaningful disclosure.” In fact, that Release includes example disclosure of a company in violation of its debt agreements, which does not include detailed quantification of the covenants nor of the extent to which the company was out of compliance.

U.S. Securities and Exchange Commission

August 14, 2013

“Net Operating Income,” as defined in the relevant covenant, is a non-GAAP measure that the Company does not use for any purpose other than compliance with the covenant. In addition, the covenant targets were established before the Company reassessed its customer relationship period for accounting purposes in light of its excellent record of customer renewals. That reassessment resulted in the Company deferring more revenue, while still recognizing sales expenses early in the customer relationship. For these reasons, at least in part because of the Company’s positive sales performance and growth, its performance against this metric has suffered. Put another way, this metric and the covenant targets have become outdated, which is, we believe, why the lender was willing to waive compliance. For these reasons, we respectfully submit that more detailed disclosure of this measure is not only not material in light of the existing disclosure, but that more detailed disclosure has the potential of confusing or even misleading investors by focusing them on a non-GAAP measure the Company does not use in any meaningful way and does not believe material to its business, and disclosing quantitative information about that metric that is outdated and in light of the waiver completely immaterial.

2.	Please revise to clarify whether the waiver you received from your lender for your breach of the Net Operating Income covenant is binding and not subject to revocation by the lender prior to August 1, 2014. Further, it appears that a risk factor discussing your non-compliance with a covenant of your master credit facility and the lack of available funds under such agreement may be warranted. Please advise.

The Company has revised its disclosure on page 81 to clarify that the waiver it received from the lender is binding and not subject to revocation by the lender. In addition, the Company has included a risk factor on page 14, discussing non-compliance with a covenant of the master credit facility and the lack of available funds thereunder.

*  *  *  *  *

The Company respectfully submits that the foregoing discussions and the Registration Statement are appropriately responsive to the Staff’s comments. In addition to the revisions discussed above, the Registration Statement includes financial statements and disclosure for the six months ended June 30, 2013 and the six most recently completed quarters, and certain other updates and revisions. We also intend to send you a supplemental letter regarding the estimated range of the public offering price per share of the Company’s common stock. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc: Shawn A. Jenkins, President and Chief Executive Officer